STATEMENT OF INVESTMENTS

General Money Market Fund, Inc.

August 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--15.7%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London)		
5.33%, 10/5/07	140,000,000	140,000,326
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.31%, 11/7/07	160,000,000	160,000,000
Credit Agricole (London)		
5.30% - 5.34%, 10/12/07 - 11/8/07	169,000,000	168,998,206
Credit Suisse (USA) Inc. (Yankee)		
5.31%, 10/10/07	210,000,000	210,000,000
Credit Suisse (Yankee)		
5.31%, 11/8/07	200,000,000	200,000,000
Harris N.A.		
5.34%, 11/27/07	250,000,000	250,000,000
Natixis		
5.33%, 9/5/07	250,000,000 a	249,971,335
Societe Generale (Yankee)		
5.30% - 5.51%, 9/13/07 - 10/11/07	135,000,000	135,000,000
UniCredito Italiano SpA (London)		
5.34%, 12/4/07	50,000,000	50,000,000
Wilmington Trust Co., DE		
5.30%, 10/2/07	87,300,000	87,298,488
Total Negotiable Bank Certificates of Deposit		
(cost $1,651,268,355)		**1,651,268,355**
Commercial Paper--39.3%		
ANZ National (International) Ltd.		
5.34%, 11/13/07	13,000,000 b	12,862,659
ASB Finance Ltd.		
5.32% - 5.34%, 9/6/07 - 12/5/07	255,000,000 b	252,632,681
Asscher Finance Corp.		
5.32% - 5.33%, 9/5/07 - 9/21/07	175,000,000 b	174,606,597
Atlantis One Funding Corp.		
5.32%, 9/7/07 - 10/22/07	85,911,000 b	85,764,224
Bank of America Corp.		
5.32%, 10/29/07	400,000,000	396,619,889
Bank of Ireland		
5.31% - 5.32%, 9/4/07 - 10/12/07	459,750,000 b	458,701,298
Beethoven Funding Corp.		
5.33%, 10/3/07	28,681,000 b	28,546,900
BNP Paribas Finance Inc.		
5.25%, 9/4/07	200,000,000	199,912,500
CC (USA) Inc.		
5.32%, 11/9/07	2,000,000 b	1,980,105
Citigroup Funding Inc.		
5.34%, 1/22/08	140,000,000	137,105,442
Cullinan Finance Ltd.		
5.30%, 10/22/07	110,000,000 b	109,195,900
Daimler Chrysler Revolving Auto Conduit LLC		

5.41%, 11/8/07	14,250,000	14,106,265
Danske Corp., Delaware		
5.25%, 10/12/07	10,000,000	9,941,233
DnB NOR Bank ASA		
5.30% - 5.34%, 11/6/07 - 11/26/07	291,400,000	288,370,776
FCAR Owner Trust, Ser. II		
5.31% - 5.34%, 10/22/07 - 1/18/08	423,180,000	416,223,257
Harrier Finance Funding Ltd.		
5.30% - 5.33%, 9/20/07 - 11/7/07	181,984,000 b	181,295,006
HVB U.S. Finance Inc.		
5.31%, 11/9/07	300,000,000 b	297,027,250
K2 (USA) LLC		
5.31% - 5.33%, 9/18/07 - 10/3/07	80,700,000 b	80,338,156
Liquid Funding Ltd.		
5.29%, 11/26/07	12,000,000 b	11,852,367
Raiffeisen Zentralbank Oesterreich		
5.31%, 11/7/07	60,000,000	59,422,683
Sigma Finance Inc.		
5.29%, 9/24/07	200,000,000 b	199,341,944
Skandinaviska Enskilda Banken AB		
5.29%, 9/21/07	250,000,000	249,284,722
Swedbank (ForeningsSparbanken AB)		
5.47%, 11/9/07	300,000,000	296,897,875
Ticonderoga Master Funding Limited		
6.13%, 9/25/07	53,000,000 b	52,784,467
WestpacTrust Securities NZ Ltd.		
5.34%, 10/30/07	100,000,000 b	99,144,008
Total Commercial Paper		
(cost $4,113,958,204)		**4,113,958,204**

Corporate Notes--13.3%

Calyon		
5.30%, 3/10/08	230,000,000 a	229,977,820
Commonwealth Bank of Australia		
5.52%, 9/24/07	45,000,000 a	45,000,000
Cullinan Finance Ltd.		
5.32%, 10/25/07	170,000,000 a,b	169,996,293
Fifth Third Bancorp		
5.50%, 9/24/07	100,000,000 a	100,000,000
Harrier Finance Funding Ltd.		
5.32%, 2/27/08	195,000,000 a,b	194,992,828
M&I Marshall & Ilsley Bank Milwaukee, WI		
5.53%, 11/15/07	70,000,000 a	69,996,405
Morgan Stanley		
5.37%, 9/4/07	100,000,000 a	100,000,000
Premier Asset Collateralized Entity LLC		
5.33%, 10/25/07	75,000,000 a,b	74,998,890
Royal Bank of Scotland PLC		
5.52%, 9/21/07	210,000,000 a	210,000,000
Wells Fargo & Co.		
5.34%, 9/4/07	100,000,000 a	100,000,000
Westpac Banking Corp.		
5.58%, 9/17/07	100,000,000 a	100,000,000

Total Corporate Notes		
(cost $1,394,962,236)		**1,394,962,236**
Short-Term Bank Notes--.1%		
Bank of America N.A.		
5.26%, 10/12/07 (cost $14,999,916)	15,000,000	**14,999,916**
U.S. Government Agencies--.0%		
Federal Home Loan Bank System		
4.20%, 9/4/07 (cost $2,499,125)	2,500,000	**2,499,125**
Time Deposits--6.6%		
KBC Bank N.V. (Grand Cayman)		
4.94%, 9/4/07	350,000,000	350,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
5.25%, 9/4/07	75,000,000	75,000,000
Regions Bank (Grand Cayman)		
4.25%, 9/4/07	59,000,000	59,000,000
Societe Generale (Grand Cayman)		
5.00%, 9/4/07	209,000,000	209,000,000
Total Time Deposits		
(cost $693,000,000)		**693,000,000**
Repurchase Agreements--25.1%		
Banc of America Securities LLC		
5.46%, dated 8/31/07, due 9/4/07 in the amount of $50,030,306 (fully collateralized by $54,075,217 Corporate Bonds, 5.40%-9.473%, due 10/15/09-11/1/27, value $52,500,757)	50,000,000	50,000,000
Barclays Financial LLC		
5.45%, dated 8/31/07, due 9/4/07 in the amount of $450,272,250 (fully collateralized by $448,869,919 Corporate Bonds, 4%-8.375%, due 5/15/08-2/1/36, value $463,500,001)	450,000,000	450,000,000
Bear Stearns Cos. Inc.		
5.45%, dated 8/31/07, due 9/4/07 in the amount of $200,121,111 (fully collateralized by $289,808,951 Corporate Bonds, 0%-18%, due 9/15/09-10/19/39, value $205,922,450)	200,000,000	200,000,000
Citigroup Global Markets Holdings Inc.		
5.46%-5.53%, dated 8/31/07, due 9/4/07 in the amount of $350,212,528 (fully collateralized by $411,265,225 Corporate Bonds, 3.75%-8.86%, due 3/3/08-11/14/51, value $360,500,000)	350,000,000	350,000,000
Credit Suisse (USA) Inc.		
5.46%, dated 8/31/07, due 9/4/07 in the amount of $100,060,611 (fully collateralized by $181,165,000 Federal National Mortage Association, 5.50%, due 7/1/34, value $102,002,000)	100,000,000	100,000,000
Deutsche Bank Securities		
5.46%, dated 8/31/07, due 9/4/07 in the amount of $325,196,986 (fully collateralized by $6,154,911,309 Corporate Bonds, 0%-30.27%, due 8/19/12-12/10/49,		

value $334,750,001)	325,000,000	325,000,000
Greenwich Capital Markets		
5.45%, dated 8/31/07, due 9/4/07 in the amount of		
$265,160,325 (fully collateralized by $167,403,157		
Federal Home Loan Mortgage Corp., 0%, due		
6/15/34-7/15/37, value $109,600,927, $190,421,917		
Federal National Mortgage Association, 0%, due		
4/25/24-8/25/37, value $133,510,436 and $564,419,525		
Government National Mortgage Association, .961%-1.04%,		
due 1/16/44-11/16/46, value $27,189,991)	265,000,000	265,000,000
HSBC USA Inc		
5.45%, dated 8/31/07, due 9/4/07 in the amount of		
$100,060,500 (fully collateralized by $102,855,000		
Corporate Bonds, 3.50%-8.625%, due 9/10/07-12/16/36,		
value $103,000,155)	100,000,000	100,000,000
Lehman Brothers Inc.		
5.45%, dated 8/31/07, due 9/4/07 in the amount of		
$300,181,667 (fully collateralized by $306,778,597		
Corporate Bonds, 6%-16.26%, due 1/9/08-3/1/28, value		
$314,759,286)	300,000,000	300,000,000
Merrill Lynch & Co. Inc.		
5.45%, dated 8/31/07, due 9/4/07 in the amount of		
$350,211,750 (fully collateralized by $351,350,428		
Corporate Bonds, 4%-8.875%, due 9/15/07-9/15/37,		
value $360,500,168)	350,000,000	350,000,000
Morgan Stanley		
5.48%, dated 8/31/07, due 9/4/07 in the amount of		
$148,090,033 (fully collateralized by $304,207,632		
Corporate Bonds, 0%-8.255%, due 8/15/09-6/25/47,		
value $152,632,157)	148,000,000	148,000,000
Total Repurchase Agreements		
(cost $2,638,000,000)		**2,638,000,000**
Total Investments (cost $10,508,687,836)	**100.1%**	**10,508,687,836**
Liabilities, Less Cash and Receivables	**(.1%)**	**(14,382,854)**
Net Assets	**100.0%**	**10,494,304,982**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
        transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities
        amounted to $2,486,061,573 or 23.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.